UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-38813

Puyi Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Puyi Inc. (the “Company”) is furnishing this Form 6-K to provide six-month interim consolidated financial statements ended December 31, 2022 and to incorporate such consolidated financial statements into the Company’s registration statements referenced below. The Company has also issued a press release which is attached hereto as Exhibit 99.2.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-261063) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits

Exhibits

The following exhibits are attached:

Exhibit	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2022 and December 31, 2022 and for the Six Months Ended December 31, 2021 and 2022
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puyi Inc.

March 20, 2023	BY:	/s/ Hu Anlin
Hu Anlin
Chief Financial Officer

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